

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2020

Chip Cummings
Manager
Red Oak Capital Intermediate Income Fund, LLC
625 Kenmoor Avenue SE, Suite 211
Grand Rapids, MI 49546

> **Re: Red Oak Capital Intermediate Income Fund, LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed September 1, 2020**
> **File No. 024-11274**

Dear Mr. Cummings:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed September 1, 2020

General

1. We note your response to comment 1. Please tell us whether the Sponsored Funds are Regulation A issuers and whether multiple Form 1-A filings could have interests in the same loans.

You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction